Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
eCollege.com:

We consent to the incorporation by reference in the registration statements (No. 333-108501) on Form S-3 and (No. 333-34326) on Form S-8 of eCollege.com of our report dated March 31, 2005, with respect to the consolidated balance sheets of eCollege.com as of December 31, 2004 and 2003, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004, which report appears in the December 31, 2004 annual report on Form 10-K of eCollege.com. Our report refers to a change in the method of accounting for employee stock-based compensation in 2003.

/s/ KPMG LLP

Denver, Colorado
March 31, 2005